Exhibit 21.1

Subsidiaries of BigCommerce Holdings, Inc.

Entity Name	Jurisdiction of Incorporation
BigCommerce UK Ltd	England and Wales
BigCommerce Software Ireland Ltd	Republic of Ireland
BigCommerce, Inc.	Texas
BigCommerce Singapore PTE LTD	Singapore
BigCommerce Pty LTD	New South Wales (Australia)
BigCommerce Ukraine LLC	Judiciary of Ukraine
Feedonomics Holdings, LLC	Delaware
Quote Ninja, Inc (dba B2B Ninja)	Texas
Bundle B2B Inc	Nevada
BigCommerce Netherlands B.V.	Netherlands
BigCommerce France, SARL	France
BigCommerce Italy S.R.L.	Italy
BigCommerce Open Mexico S. de R.L. de C.V.	Mexico
BigCommerce Poland Sp. z.o.o	Poland